

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 19, 2021

Kris Vaddi, Ph.D.
Chief Executive Officer
Prelude Therapeutics Inc
200 Powder Mill Road
Wilmington, Delaware 19803

> **Re: Prelude Therapeutics Inc**
> **Registration Statement on Form S-3**
> **Filed November 12, 2021**
> **File No. 333-261019**

Dear Kris Vaddi:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael Davis at 202-551-4385 or Joe McCann at 202-551-6262 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Robert Freedman